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                                                 Filed by SouthBanc Shares, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                         Subject Company: Heritage Bancorp, Inc.
                                                    Commission File No.: 0-29492


     On February 14, 2000, SouthBanc Shares, Inc., a Delaware Corporation, and Heritage Bancorp, Inc., a Delaware corporation, jointly issued the following press release:

Press Release


*FOR IMMEDIATE RELEASE*


                     SOUTHBANC SHARES AND HERITAGE BANCORP
                         ANNOUNCE STRATEGIC COMBINATION

     Anderson, South Carolina, February 14, 2000 -- SouthBanc Shares, Inc. (Nasdaq: SBAN), Anderson, South Carolina, and Heritage Bancorp, Inc. (Nasdaq:
HBSC), Laurens, South Carolina, announced today the signing of a definitive merger agreement under which Heritage will merge with SouthBanc. Upon completion of the merger, Heritage Federal Bank will operate as a wholly owned subsidiary of SouthBanc.

     In the merger, SouthBanc will exchange approximately $77 million in cash and stock for the shares of Heritage Bancorp. Upon consummation of the merger, former shareholders of Heritage will own approximately 40% of SouthBanc. To the extent they receive SouthBanc shares, the transaction is expected to be tax-free to Heritage shareholders. The merger, which will be accounted for as a purchase, is expected to be completed in the third quarter of 2000.

     The resulting holding company, which will continue to be called SouthBanc Shares, will be headquartered in Anderson, South Carolina and will have approximately $670 million in assets, making SouthBanc the third largest thrift company operating in South Carolina. SouthBanc's two banks, Perpetual Bank and Heritage Federal Bank, will have a total of 10 offices in the Upstate Region of South Carolina.

     "We are very excited about this strategic combination of two Upstate community-oriented institutions," said Robert W. "Lujack" Orr, President and Chief Executive Officer of SouthBanc. "Our combined companies will have a stronger presence in important market areas in the state. We look forward to continuing to emphasize the personal service and community banking focus that our customers appreciate."

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     "We believe that this transaction is a terrific opportunity for our shareholders and our customers," said J. Edward Wells, President and Chief Executive Officer of Heritage. "The complementary strategies, customers and markets of our two companies make this a natural fit."

     Mr. Orr will serve as President and Chief Executive Officer of the combined company. Mr. Wells will serve as Chairman of the Board of SouthBanc and will continue as President and Chief Executive Officer of Heritage Federal Bank. The holding company's Board of Directors will include five directors from SouthBanc and three directors from Heritage.

     SouthBanc and Heritage estimate cost savings opportunities between the companies to equal 40% of Heritage's annualized operating expenses, or approximately $1.6 million pre-tax, primarily as a result of the elimination of employee benefit plans. SouthBanc and Heritage will also seek opportunities to increase non-interest income in the consolidated company. SouthBanc expects the merger to be accretive to earnings per share in the first year after the merger is completed.

     Subject to market conditions, SouthBanc may purchase up to 5% of Heritage's common stock in the open market prior to completion of the merger. SouthBanc also intends to recommence its previously announced stock repurchase program.

     SouthBanc is the holding company for Perpetual Bank. Perpetual Bank operates out of six offices in Anderson County, South Carolina. At December 31, 1999, SouthBanc had total assets of $374 million and total deposits of $219 million.

     Heritage is the holding company for Heritage Federal Bank. Heritage Federal operates out of four offices in Laurens, Anderson, Greenwood and Greenville Counties, South Carolina. At December 31, 1999, Heritage had total assets of $334 million and total deposits of $203 million.

Terms of the Merger

     Under the terms of the agreement, Heritage shareholders may elect to receive either shares of SouthBanc common stock or cash of $17.65 per share, or a combination of stock and cash to the extent available. The elections of Heritage shareholders will be subject to the requirement that 50% of Heritage shares be exchanged for cash and 50% be exchanged for SouthBanc common stock.

     The number of shares of SouthBanc common stock into which each Heritage share will be exchanged will be based on the price of SouthBanc common stock over a measurement period prior to the closing, as follows:

     Average closing price of
     SouthBanc common stock      Exchange Ratio
     ----------------------      --------------

     $15.92 or less                 1.109

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
     between $15.92 and $20.60              $17.65 divided by average closing price
     $20.60 or more and less than $23.41    0.857
     more than $23.41                       $20.06 divided by average closing price

     If the average closing price of SouthBanc common stock is less than $14.05, Heritage may elect to terminate the agreement unless SouthBanc elects to increase the exchange ratio. In that case, the exchange ratio will equal $15.57 divided by the average closing price of SouthBanc common stock.

     The merger is subject to certain conditions, including the approval of the shareholders of both companies and regulatory approval.

     In connection with the agreement, Heritage granted SouthBanc an option to acquire, under certain terms and conditions, up to 19.9% of Heritage's common stock at $13.25 per share. SouthBanc granted Heritage an identical option to acquire up to 19.9% of SouthBanc's common stock at $17.50 per share. The options were granted as inducements to enter into the agreement.

Pricing Summary

     Price to normalized trailing 4Q earnings       19.2x
     Price to 12/31/99 book value                  104.6%
     Premium to 2/11/00 Heritage market price       33.2%
     Premium to deposits                             1.8%

Safe Harbor

     This news release contains certain forward-looking statements about the proposed merger of SouthBanc and Heritage. These statements include statements regarding the anticipated closing date of the transaction, anticipated cost savings, and anticipated future results. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect," "anticipate," "estimate," and "intend" or future or conditional verbs such as "will," "would," "should," "could" or "may." Certain factors that could cause actual results to differ materially from expected include delays in completing the merger, difficulties in achieving cost savings from the merger or in achieving such cost savings within the expected time frame, difficulties in integrating SouthBanc and Heritage, increased competitive pressures, changes in the interest rate environment, changes in general economic conditions, legislative and regulatory changes that adversely affect the business in which SouthBanc and Heritage are engaged, and changes in the securities markets.

     SouthBanc and Heritage will be filing a joint proxy statement/prospectus and other relevant documents concerning the merger with the Securities and Exchange Commission (SEC). WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition documents filed with the SEC by

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SouthBanc will be available free of charge from the Secretary of SouthBanc at
907 North Main Street, Anderson, South Carolina 29622, telephone (864) 225-0241. Documents filed with the SEC by Heritage will be available free of charge from the Secretary of Heritage at 201 West Main Street, Laurens, South Carolina 29360, telephone (864) 984-4581. READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

     SouthBanc and its directors and executive officers may be soliciting proxies from SouthBanc shareholders in favor of the merger. Information concerning the participants in the solicitation is set forth in a filing under Rule 14a-12 made by SouthBanc with the SEC on February 14, 2000.

     Heritage and its directors and executive officers may be soliciting proxies from Heritage shareholders in favor of the merger. Information concerning the participants in the solicitation is set forth in a filing under Rule 14a-12 made by Heritage with the SEC on February 14, 2000.


For further information contact:

Robert W. Orr
President and CEO
SouthBanc Shares, Inc.
(864) 225-0241

J. Edward Wells
President and CEO
Heritage Bancorp, Inc.
(864) 984-4581

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